NORTHEAST INVESTORS TRUST
A No-Load Mutual Fund
Paying Dividends for Over 70 Years

Quarterly Commentary
Q1 2026

Market Recap

The beginning of 2026 was marked by the emergence of two major headwinds for both credit and equity markets. The first was the growing concern of AI-related disruption, which specifically flared up in software companies related to private credit issuers. The redemption-sensitive structures of specific investment vehicles (i.e. private credit BDC and interval funds) created self-reinforcing liquidity pressures that led to a more widespread rise in spreads, especially on riskier types of credit. It is noteworthy that high-yield, which has a much smaller footprint in the software industry, was relatively unscathed, demonstrating that the distress was highly concentrated rather than systemic across all of credit. That said, AI's impact on the financial world continues to expand, so the notion of disruption will be an ongoing challenge as the nascent technology continues to develop.


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The second major development was of course the conflict in the Middle East. Tensions spilled over which led to military actions that disrupted the global oil supply chain and ultimately knocked energy markets out of balance and sent crude prices higher. Elevated inflation expectations put upward pressure on interest rates which jolted both equity and credit markets. (For more on the war, see the Outlook on pg.2)

Overall, the convergence of these energy-induced cost pressures with the ongoing tech-sector instability created a broad-based market shock, fundamentally testing the resilience of global financial stability.

The ICE BofA High Yield Index (the "Index") posted a loss of -0.55% during Q1 on a total return basis. Returns were consistent across the ratings scale with: BBB -0.47%, and BB -0.38%, and B -0.38. CCC or lower rated debt lagged behind with a -2.20% total return.

Yields/Spreads:

The volatile geopolitical backdrop created a risk-off sentiment that led to a jump in the yield-to-worst ("YTW") of the Index. The YTW went from 6.63% to 7.44% over the quarter. The 81 basis point ("bps") move was the largest quarterly increase over the last 3 years. The peak of 7.67% was the highest since the "Tariff Tantrum" from last year when the YTW reached as high as 8.66%.

After dipping below 4% in late February, the yield on the 10-YR Treasury snapped back up roughly 30 basis points to 4.30% at quarter end. As the chart on the left shows, the rise in rates tracked closely to the rise in oil prices beginning on February 28th, when the war began.

The Index's option-adjusted spread ("OAS") widened by 47 bps, ending the quarter at 328 bps. Taking a long term view, over the last 10 years, the OAS has averaged 411 bps, however, the mode, or most frequently occurring spread, is only 315 bps. The discrepancy results from short periods of volatility when spreads "flare out", which tend to skew the overall average higher.

Issuance & Defaults:

Sparked by AI-related debt, investment grade issued over $650 billion of new bonds in Q1, an 87% increase from the previous quarter. High yield issuance was not as strong but remained resilient, with $86 billion, a 21% increase over the same period.

The US HY debt-weighted trailing twelve-month (TTM) default remained steady at 2.5% per CreditSights. The HY distress ratio (bonds with spreads over 1,000 bps) closed at 7.4%, which is roughly 50 bps lower than March of 2025.

Fund Performance

The Trust's total return in Q1 was essentially flat at -0.01% while the Index was down -0.55%. For full performance results, please see the table on page 3. The Trust's focus on short duration high yield investments has produced a higher number of calls, which are bonds that are repaid before their scheduled maturity (see below). The Trust's modified duration inched up 0.1 to 1.8, which is considerably lower than the Morningstar High Yield category's average of 3.3 at quarter-end.

Contributors to the Trust's performance:

- Chemours Co. 4.625% 11/15/29
- Nabors Industries Common Stock

Detractors to the Trust's performance:

- Viskase Holdings, Inc.
- Pyxus Holdings 8.5% 12/31/27

Additions - The following securities were added to the portfolio:

- Anywhere Real Estate 7% 4/15/30 (Buy)
- Fortress Transportation and Infrastructure Investors LLC 5.5% 5/1/28 (Buy)
- Viskase Holdings, Inc. (Merger)

Subtractions - The following positions were reduced or removed by either a sale or corporate action:

- Homer City Holdings (Sale)
- Altice France SA 9.5% 11/1/29 (Partial Call)
- Western Digital Corp. 4.75% 2/15/26 (Full Call)
- Performance Food Group, Inc. 5.5% 10/15/27 (Full Call)
- Fair Isaac Corp. 5.25% 5/15/26 (Full Call)
- Viskase Companies, Inc. (Merger)

S&P Ratings Changes:

- Graphic Packaging International 4.75% 7/15/27 - Downgrade (3/26/26) from BB to BB-

Outlook

The immediate outlook remains uncertain, as is almost definitional in geopolitics. Having said that, there can often be at least some guardrails even to geopolitical outcomes, and therefore scenarios we might be able work with.

While a resolution to the war is our central case and will restore at least most of the status quo, we also believe that a full return to normal will take time and that there will be pent-up demand for goods and services all along the energy supply chain. A parallel situation might be the Covid-era shortage of cars and other goods that arose after countries shut down in 2020. It took nearly two years to get back to normal.

Add to that any desire to create additional buffers against a future such shock, and we could see a period of elevated inventory rebuilding and demand. The desire to get ahead of tariff changes might also lead to the same behavior.

Accordingly, we believe that this phenomenon of de-globalization – that is, reshoring and building up safety buffers and inventories – will witness firm demand for numerous commodities and derivative products. While certain producers will benefit and have pricing power, this could mean firmer inflation readings than one would have expected before the war.

We at Northeast therefore like our positioning, overweight in short-term high yield bonds. We believe that we have lessened the risks of a possible unfavorable shift in monetary policy toward higher interest rates. At the same time, as active managers, we have maintained the flexibility to be nimble should there be a firm-level or larger dislocation arising from the ever-changing landscape.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

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- Northeast Investors Trust Overview

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 3/31/26:

AVERAGE ANNUAL RETURNS (AS OF MARCH 31, 2026)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	-0.01%	-0.01%	9.66%	8.08%	5.08%	5.52%	6.85%
ICE BofA US High Yield Index	-0.55%	-0.05%	6.90%	8.49%	4.19%	6.05%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Issuers (% of Net Assets): 1. Homer City Holdings (7.9%) 2. Pyxus Holdings, Inc. (7.7%) 3. Tidewater, Inc. (4.3%) 4. KB Home (4.1%) 5. XPO, Inc. (4.1%) 6. Anywhere Real Estate (4.0%) 7. SS&C Technologies, Inc. (4.0%) 8. Moog, Inc. (4.0%) 9. Pitney Bowes, Inc. (4.0%) 10. Under Armour, Inc. (4.0%).

For a complete list of holdings, click here to see the most recent quarterly holdings report (as of 12/31/25). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 1.94% on an annualized basis ending 9/30/2025. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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